

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2011

Via E-mail
Mr. Richard Coglon
President
HIP Energy Corporation
Suite 404-999 Canada Place
World Trade Centre
Vancouver, BC, Canada V6E 3E2

> **Re: HIP Energy Corporation**
> **March 14, 2011 Supplemental Response**
> **Form 20-F**
> **Filed April 5, 2010**
> **File No. 000-30972**
> **Form 20-F**
> **Filed April 23, 2010**
> **File No. 000-30972**

Dear Mr. Coglon:

We have reviewed your March 14, 2011 supplemental response to comments issued February 8, 2011 on the Form 20-F filed on April 23, 2010 and the Form 20-F filed on April 5, 2010. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Supplemental Response, submitted March 14, 2011

Form 20-F, filed April 23, 2010

General

1.   We note your response to comment one of our letter dated February 8, 2011. Please provide us with the proposed revised disclosure that will be included in your amended filings.

Mr. Richard Coglon
HIP Energy Corporation
March 30, 2011
Page 2

Item 15T. Controls and Procedures, page 45

Management's Annual Report on Internal Control Over Financial Reporting, page 45

2.   We note in your proposed disclosure in response to comment two of our letter dated
      February 8, 2011 that your CEO and CFO have concluded that your disclosure controls
      and procedures are ineffective. Please further revise to state your conclusion on the
      effectiveness of your internal control over financial reporting under this section. In this
      regard, your conclusion that your disclosure controls and procedures are ineffective is
      already disclosed on page 45 of the Form 20-F filed on April 23, 2010.

Form 20-F, filed April 5, 2010

3.   We note your response to comment six of our letter dated February 8, 2011. Please
      provide us with the proposed revised disclosure that will be included in your amended
      filing.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

      You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if
you have questions regarding comments on the financial statements and related matters.
Questions on other disclosure issues may be directed to Erin Wilson at (202) 551-6047.

                                          Sincerely,

                                          /s/ John Reynolds

                                          John Reynolds
                                          Assistant Director
                                          Office of Beverages, Apparel and
                                          Health Care Services